United States securities and exchange commission logo





                                August 15, 2022

       Pedro Arnt
       Chief Financial Officer
       MercadoLibre, Inc.
       WTC Free Zone
       Dr. Luis Bonavita 1294, Of. 1733, Tower II
       Montevideo, Uruguay 11300

                                                        Re: MercadoLibre, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-33647

       Dear Mr. Arnt:

               We have reviewed your July 25, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 27, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Note 8. Segments, page 34

   1. We note your response to comment 6. You state the CODM does not use information by products or services
for allocating resources and assessing performance of the segment.
                                                        Please tell us if
discrete financial information by products or services (or business lines) is provided to the CODM.
Please also tell us whether there exist any "components of an entity" (refer to ASC
Master Glossary) other than the nine geographically-based operating segments you identified
in your response. If so, please identify those for us.
 Pedro Arnt
FirstName  LastNamePedro Arnt
MercadoLibre,  Inc.
Comapany
August 15, NameMercadoLibre,
           2022               Inc.
August
Page 2 15, 2022 Page 2
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Trade &
Services